FOR IMMEDIATE RELEASE        NASDAQ: CRME     TSX: COM

NEW DRUG APPLICATION SUBMITTED FOR RSD1235

Vancouver, Canada and Deerfield, Illinois, USA, March 31, 2006 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. today announced Astellas’ submission of a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of RSD1235, an investigational new drug for the acute conversion of atrial fibrillation.

The NDA is based on a 5-year clinical development program for RSD1235 (iv), which, upon approval, will be marketed in the United States by Astellas Pharma US, Inc., a US subsidiary of Astellas Pharma Inc. The trade name for the marketed product has not yet been determined.

“The submission of this NDA represents the culmination of years of clinical development effort, and is certainly the most exciting milestone we have yet achieved as a company,” stated Bob Rieder, Chief Executive Officer of Cardiome. “I would like to thank all of the Cardiome and Astellas employees who have worked so hard to ensure that this NDA was submitted as planned.”

“With the timely submission of this NDA, we have taken another important step in the development process of RSD1235,” stated William E. Fitzsimmons, Pharm.D., Senior Vice President, Business Development of Astellas. “The collaborative efforts that Cardiome and Astellas put forth to achieve this goal are the result of a successful partnership with a mutual commitment to success.”

In October 2003, Cardiome granted Astellas an exclusive license to develop and commercialize the intravenous formulation of RSD1235 in North America. The companies have co-developed RSD1235 (iv) to NDA, with Astellas responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, U.S. and Mexico, and has also retained worldwide rights to oral RSD1235 for the prevention of atrial fibrillation.

Atrial fibrillation, the most common cardiac arrhythmia, is an abnormal heart rhythm that affects the upper chambers of the heart, lowering the heart’s pumping capacity. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. A New Drug Application (NDA) for RSD1235 (iv) was submitted to the U.S. Food and Drug Administration in March 2006. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.

RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

About Astellas
Astellas Pharma US, Inc., a US subsidiary of Tokyo-based Astellas Pharma Inc., is a research-based pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Established on April 1, 2005, the company was formed through a merger that combined the outstanding research, development and marketing capabilities of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd. Astellas ranks among the top 20 pharmaceutical companies in the world and will continue to grow as a competitive company in the world pharmaceutical market. For more information on Astellas Pharma US, Inc., go to www.astellas.com/us.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Maribeth Landwehr
Astellas US LLC
(847) 317-8988

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments express or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD 1235 (iv) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD 1235 (iv) and RSD (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.